VIA EDGAR

January 22, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:    Sara von Althann, Attorney-Advisor

Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:      CapWest Income LLC

1-A POS filed October 10, 2018

Your File No. 024-10620

Dear Ms. Von Althann and Ms. Gupta Barros:

We write on behalf of CapWest Income LLC (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated November 7, 2018, by Sara von Althann, Attorney-Advisor and Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities, commenting on the Company’s Form Offering Statement on Form 1-A POS, filed October 10, 2018.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

GENERAL

1.	We note that you have checked “no” in Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, in response to whether the issuer intends to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). We further note that the offering statement was originally qualified on December 28, 2017 and that this post-qualification amendment seeks to extend the offering to June 30, 2019. Please Advise us supplementally whether this offering has been conducted on a continuous basis and, if so, please revise your disclosure accordingly.

Response: We have revised Summary Information Regarding the Offering and Other Current or Proposed Offerings (“Summary Information”), Item 4, of the Offering Circular to now indicate that the Notes are to be offered on a continuous basis.

2.	We note that you have checked “no” to Item 4. Summary Information Regarding the offering and other Current or Proposed Offerings, in response to whether the issuer intends this offering to last more than one year. We further note that the offering statement was originally qualified on December 28, 2017, and that this post-qualification amendment seeks to extend the offering to June 30, 2019. Please revise your response to reflect that you intend this offering to last for more than one year.

Response: We have revised Summary Information, Item 4, of the Offering Circular to now indicate that the Offering will extend beyond one year.

3.	Please update your disclosure in Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings to reflect the portion of the aggregate offering price attributable to all the securities sold pursuant to a qualified offering statement within the past 12 months. In that regard, we note the following disclosure on page 7 of your Annual Report on Form 1-K filed September 4, 2018: “As of June 30, 2018, we had sold ad have outstanding $10,176,000 promissory notes, which mature at various rates from month/year through month/year. Subsequent to June 30, 2018, the Company has sold approximately $2,100,000 in promissory notes…”

Response: Summary Information, Item 4, of the Offering Circular to reflect total sales of Notes to date of $12,222,000.

4.	We note that the offering statement was originally qualified on December 28, 2017, and that your disclosure therein indicated that the offering would continue for a period of 180 days with the option to extend it by an additional 60 days. Please advise us on a supplemental basis whether you have sold any notes pursuant to this offering statement subsequent to the termination date originally identified in the offering statement.

Response: On June 26, 2018, the managers of the issuer resolved to extend the initial offering period for an additional sixty days, as disclosed at page 11 of the issuer’s annual report on Form 1-K filed September 4, 2018. The issuer sold $2,884,000 in Notes during the sixty-day extension period.

5.	We note that the SEC charged Lynette M. Robbins for unlawfully selling securities of Woodbridge Group of Companies LLC to retail investors. See SEC v. Robbins, Case No. 1:18-cv-23368 (S.D. Fla. filed August 20, 2018). We also note that Ms. Robbins previously had a 25% ownership interest in the company. Please disclose if Ms. Robbins has been your promoter at any time during the past five fiscal years. If so, please also provide relevant disclosure required by Item 401(f) of Regulation S-K regarding involvement in legal proceedings.

Response: At no point was Ms. Robbins a promoter of the issuer within the meaning of Regulation A, Rule 261 (incorporating SEC Rule 405), in that she did not, directly or indirectly, take any initiative in founding and organizing the issuer. Nor did Ms. Robbins receive her ownership interest in consideration of services or property in connection with the founding and organizing of the issuer. Ms. Robbins purchased her units in exchange for a capital contribution of $18,750 on June 20, 2016, as an investment. On August 20, 2018, Ms. Robbins sold her interest to Mr. Byrne and Mr. Herlean, as disclosed at page 11 of the issuer’s annual report on Form 1-K filed September 4, 2018.

PART III – Exhibits, page 2

6.	Please file a consent of your independent registered public accounting firm for the use of its report dated September 4, 2018 on your financial statements included in this offering circular through incorporation by reference to the Annual Report on Form 1-K filed on September 4, 2018.

Response: We have updated the Offering Circular to incorporate the Consent by reference, as requested.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

/s/Bryan Clark

Bryan Clark

Enclosure (Acknowledgment by the Company)